Celanese Management Board takes decisions after Blackstone tender offer is consummated


The Board of Management of Celanese AG decided to apply in due course with the competent court to appoint new shareholder representatives on the Supervisory Board by court order. This move became necessary after the current members of the Supervisory Board that were elected by the shareholders' meeting, due to the new shareholders' structure of Celanese AG, resigned their office with effect prior to the annual general meeting on June 15. The shareholder representatives to be newly appointed are the following: Chinh Chu (Senior Managing Director, The Blackstone Group), Cornelius Geber (formerly member of the Board of Management of Kuehne und Nagel), Benjamin Jenkins (Principal, The Blackstone Group), Dr. Hanns Ostmeier (Senior Managing Director, The Blackstone Group Deutschland GmbH), Dr. Ron Sommer (formerly Chairman of the Board of Management of Deutsche Telekom AG) and Dr. Bernd Thiemann (formerly chairman of the Board of Management of DZ-Bank AG).

Celanese AG's Board of Management further authorized the taking of all necessary actions to enter into a domination and profit and loss transfer agreement (Beherrschungs- und Ergebnisabfuehrungsvertrag) with BCP Crystal Acquisition GmbH & Co. KG ("BCP"), an indirect wholly-owned subsidiary of Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. After the successful completion of its tender offer for all of the outstanding registered ordinary shares with no par value of Celanese AG launched on February 2, 2004 (the "Tender Offer"), BCP holds 84.32% of such shares (excluding treasury stock). The agreement is subject to approval by Celanese AG's Supervisory Board and the affirmative vote of at least 75% of the share capital represented at an extraordinary shareholders' meeting of Celanese AG which is expected to be convened in the third quarter of 2004.

In a reaction to substantially decreased trading volumes of the company's shares on the New York Stock Exchange ("NYSE") following the successful completion of the Tender Offer, the Board of Management also authorized the submission of all filings with the NYSE and the U.S. Securities and Exchange Commission necessary to de-list the company's shares from the NYSE. Trading of the company's shares on the NYSE is expected to cease in the second quarter of 2004.